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Filed Pursuant to Rule 433
Dated July 12, 2006
Registration Statement Nos. 333-105494 and 333-126932
Supplementing Preliminary Prospectus Supplement Dated July 11, 2006 and
Prospectus dated August 5, 2005

PRICING TERM SHEET

Issuer:	Iron Mountain Incorporated
Issue:	Senior Subordinated Notes due 2018
Offering Size:	$200,000,000
Coupon:	8.750% per annum, payable semi-annually, January 15 and July 15, commencing January 15, 2007
Maturity:	July 15, 2018
Treasury Benchmark:	5.125% due May, 2016
Spread to Treasury:	362.5 basis points
Price to Public (Issue Price):	100.000%
Gross Proceeds:	$200,000,000
Gross Spread:	1.50%
All-in Price:	98.500%
Net Proceeds to Issuer:	$197,000,000 (before offering expenses)
Optional Redemption:	Make Whole T + 75 bps for first 5 years
Call Prices:	7/15/11 104.375%
7/15/12 102.917%
7/15/13 101.458%
7/15/14 and thereafter 100.000%
Equity Clawback:	35% at par plus the coupon for 3 years with at least $130,000,000 principal amount of notes outstanding
Minimum Denomination:	$1,000
Trade Date:	July 12, 2006
Settlement Date:	July 17, 2006
Day Count Convention:	30/360
CUSIP:	46284P AH 7
Joint Bookrunners:	Bear, Stearns & Co. Inc., J.P. Morgan Securities Inc. and Lehman Brothers Inc.

        The issuer has filed two registration statements (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus included in one of the registration statements and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-803-9204.

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PRICING TERM SHEET